UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-42817

eastern international Ltd.

(Translation of registrant’s name into English)

Suite 901-903, 9th Floor, Building #2, Qianwan Zhigu

Chuanhua Smart CenterScience and Technology City Block

Xiaoshan Economic and Technological Development Zone

Xiaoshan District, Hangzhou, Zhejiang Province, China 311231

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 27, 2025, Eastern International Ltd, a Cayman Islands exempted corporation (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Maxim Group LLC, as representative of the underwriters named therein (the “Underwriter”), pursuant to which the Company agreed to sell to the Underwriter in a firm commitment underwritten public offering (the “Offering”) an aggregate of 1,600,000 ordinary shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a public offering price of $4 per share. The Company has also granted the Underwriter a 45-day option to purchase up to an additional 240,000 Ordinary Shares to cover over-allotments, if any. Pursuant to the Underwriting Agreement, the Company also agreed to issue, on the closing date of the Offering, warrants to the Underwriter to purchase 64,000 Ordinary Shares with an exercisable price of $4.80 per share (the “Warrants”). The Warrants will be exercisable for 5 years from the commencement of sales of the Offering and will terminate on the fifth anniversary of the commencement of sales of the Offering. The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-281900), filed with the Securities and Exchange Commission (the “Commission”), which was declared effective by the Commission on August 27, 2025.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K and is incorporated herein by reference.

On August 29, 2025, the Company closed its initial public offering of 1,600,000 Ordinary Shares. Under the terms of the Underwriting Agreement, the Company sold a total of 1,600,000 ordinary shares at an offering price of $4.00 per share for gross proceeds of $6.4 million, with no over-allotment exercised by the Underwriter. A final prospectus relating to this Offering was filed with the Commission on August 28, 2025.

On August 27, 2025, the Company released a press release furnished herewith as Exhibit 99.1, announcing the pricing of the Offering. On August 29, 2025, the Company released a press release announcing the closing of the Offering furnished herewith as Exhibit 99.2.

EXHIBIT INDEX

Number	Description of Exhibit
1.1	Underwriting Agreement by and between Eastern International Ltd. and Maxim Group LLC dated August 27, 2025
99.1	Pricing Press Release dated August 27, 2025
99.2	Closing Press Release dated August 29, 2025

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 29, 2025

Eastern international LTD.

By:	/s/ Albert Wong
Name:	Albert Wong
Title:	Chief Executive Officer

3